UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras reports on production start-up of P-68X

Rio de Janeiro, November 14, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that today it started up oil and natural gas production at platform P-68 in the Berbigão field, in the Santos Basin pre-salt.

Following P-67, in the Lula field, and P-76 and P-77, in the Buzios field, P-68 is the fourth unit to start up in 2019, in line with the Petrobras Business and Management Plan.

With a capacity to process up to 150,000 barrels of oil per day and compress up to 6 million m³ of natural gas, P-68 will contribute to Petrobras’ production growth, particularly in 2020, with new wells being interconnected in the Berbigão field and the interconnection of wells in Sururu field.

The platform, a FPSO unit (floating production storage and offloading), is located approximately 230 km off the coast of the state of Rio de Janeiro, at a water depth of 2,280 meters. The project provides for the interconnection of P-68 to ten production wells and seven injector wells. The oil production offloading will be made by shuttle tankers, while gas production will be transported through the pre-salt gas pipeline routes.

Berbigão and Sururu fields are located in the BM-S-11A, operated by Petrobras (42.5%), in partnership with Shell Brasil Petróleo Ltda. (25%), Total E&P do Brasil Ltda. (22.5%) and Petrogal Brasil S.A. (10%). Reservoirs of these fields also extend to areas under the Transfer of Rights Agreement (100% Petrobras) and, after the unitization process, they will compose the joint reservoir of Berbigão and Sururu.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer